 SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
_______________________
Amendment No. 2
to
SCHEDULE TO
Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
___________________

BELLAVISTA CAPITAL, INC.
(Name of Subject Company)

MPF-NY 2007, LLC; MPF Badger Acquisition Co., LLC; MPF DeWaay Premier Fund 3, LLC; MacKenzie Patterson Special Fund 5, LLC; MacKenzie Patterson Special Fund 6, LLC; MacKenzie Patterson Special Fund 6-A, LLC; MPF DeWaay Fund 5, LLC; MPF Flagship Fund 13, LLC; MPF Senior Note Program II, LP, MPF Acquisition Co. 3, LLC, MP Value Fund 5, LLC; and MacKenzie Patterson Fuller, LP
(Bidders)
SHARES OF COMMON STOCK
(Title of Class of Securities)

None or unknown
(CUSIP Number of Class of Securities)
_______________________
Copy to:
Christine Simpson	Chip Patterson, Esq.
MacKenzie Patterson Fuller, LP	MacKenzie Patterson Fuller, LP
1640 School Street	1640 School Street
Moraga, California 94556	Moraga, California 94556
(925) 631-9100 ext. 1024	(925) 631-9100 ext. 1006

(Name, Address, and Telephone Number of
Person Authorized to Receive Notices and
Communications on Behalf of Bidder)

Calculation of Filing Fee

Transaction	Amount of
Valuation*	Filing Fee

$937,500	$36.84

*	For purposes of calculating the filing fee only. For purposes of calculating the filing fee only. Assumes the purchase of 500,000 Shares at a purchase price equal to $1.25 per Share in cash

[X]
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $ 36.84
Form or Registration Number: SC TO-T
Filing Party: MacKenzie Patterson Fuller, LP
Date Filed: MARCH 11, 2008

[]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
[X]	third party tender offer subject to Rule 14d-1.
[]	issuer tender offer subject to Rule 13e-4.
[]	going private transaction subject to Rule 13e-3
[]	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

FINAL AMENDMENT TO TENDER OFFER

This Tender Offer Statement on Schedule TO relates to the offer (the “Offer”) by MPF-NY 2007, LLC; MPF Badger Acquisition Co., LLC; MPF DeWaay Premier Fund 3, LLC; MacKenzie Patterson Special Fund 5, LLC; MacKenzie Patterson Special Fund 6, LLC; MacKenzie Patterson Special Fund 6-A, LLC; MPF DeWaay Fund 5, LLC; MPF Flagship Fund 13, LLC; MPF Senior Note Program II, LP, MPF Acquisition Co. 3, LLC, MP Value Fund 5, LLC (collectively the “Purchasers”) to purchase 500,000 Shares (the “Shares”) in BellaVista Capital, Inc. (the “Corporation”), the subject company, at a purchase price equal to $1.25 per Shares, less the amount of any distributions declared or made with respect to the Shares between March 11, 2008 (the “Offer Date”) and April 14, 2008 (the “Expiration Date”), upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 11, 2008 (the “Offer to Purchase”) and the related Letter of Transmittal.

The Offer resulted in the tender by shareholders, and acceptance for payment by the Purchasers, of a total of 2,357 Shares. Upon completion of the Offer, the Purchasers held an aggregate of approximately 1,369,979 Shares, or approximately 10.93% of the total outstanding Shares.  These shares were allocated among the Purchasers as follows:

MPF DeWaay Fund 5, LLC:  2,357 Shares

                    SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:      April 16, 2008

MPF-NY 2007, LLC; MPF Badger Acquisition Co., LLC; MPF DeWaay Premier Fund 3, LLC; MacKenzie Patterson Special Fund 5, LLC; MacKenzie Patterson Special Fund 6, LLC; MacKenzie Patterson Special Fund 6-A, LLC; MPF DeWaay Fund 5, LLC; MPF Flagship Fund 13, LLC; MPF Senior Note Program II, LP, MPF Acquisition Co. 3, LLC, MP Value Fund 5, LLC;

By:	/s/ Chip Patterson
Chip Patterson, Senior Vice President of Manager or General Partner of each filing person

MACKENZIE PATTERSON FULLER, LP

By:           /s/ Chip Patterson
Chip Patterson, Senior Vice President